MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In U.S. dollars and in accordance with U.S. GAAP)

The following discussion and analysis explains trends in our financial condition and results of operations for the three month period ended June 25, 2010, compared with the corresponding period in the previous Fiscal Year.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.  You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report and with our Annual Report for the Fiscal Year ended March 26, 2010.

Overview

Zarlink designs mixed-signal semiconductor products for a range of communications and medical applications.  Mixed-signal integrated circuits (“ICs”) combine both analog and digital circuits on a single semiconductor chip.

Our core capabilities are in communication network timing and synchronization, line circuits, telecom networking, and ultra low-power wireless communications. Zarlink has shipped more than 1 billion chips to date, and offers over 700 active products to its global customers. Our highly integrated ICs, chipsets, system-on-chip (“SoC”) and module solutions address performance, power, cost and design concerns for telecom and medical equipment manufacturers, and system integrators.  For more information, visit www.zarlink.com.

On May 14, 2010, we sold substantially all of the assets and business of our Optical Products group to Tyco Electronics Corporation.  This sale follows our strategy to focus on key growth initiatives in communications and medical markets.  Income received from our Optical Products group during the first quarter of Fiscal 2011 is reflected herein as income from discontinued operations.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries, in which we operate, and our beliefs and assumptions. We use words such as anticipate, expect, estimate, believe, and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

•	Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

•	Our ability to integrate any businesses, technologies, product lines or services that we have or will acquire;

•
Our dependence on foundry suppliers for wafers and third-party subcontractors for the manufacture of our products, and our vulnerability to their capacity constraints during times of increasing demand for semiconductor products or service interruptions;

•	Our dependence on revenue generation from our legacy products in order to fund development of our new products;

•	Our dependence on a limited number of customers for a substantial portion of our revenues;

•	Our limited visibility of demand in our end markets, and the industry practice whereby our customers may cancel and/or defer orders on short notice;

•	Our global growth is subject to a number of economic risks, including a further deterioration in financial markets and confidence in major economies;

•	We are a relatively small company with limited resources compared to some of our current and potential competitors;

•	We have experienced operating losses in several prior Fiscal Years, and may not be able to maintain current profitability;

•	Our ability to attract and retain key employees;

•	Significant fluctuations in foreign exchange rates may adversely impact our results of operations;

•	Risks inherent in our international operations;

•
Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations;

•	Our substantial amount of indebtedness could adversely affect our financial position; and

•	Other factors referenced in our Annual Report on Form 20-F for the Fiscal Year ended March 26, 2010.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 25, 2010

Summary of Results from Operations	Three Months Ended
(thousands of U.S. dollars, except per share amounts)	June 25, 2010	June 26, 2009

Revenue	$58,664	$49,655

Income (loss) from continuing operations	$4,388	$(582)
Income from discontinued operations	$5,868	$66
Net income (loss)	$10,256	$(516)

Income (loss) per common share from continuing operations:
Basic and diluted	$0.03	$(0.01)

Income (loss) per common share from discontinued operations:
Basic	$0.05	$-
Diluted	$0.04	$-

Net income (loss) per common share:
Basic	$0.08	$(0.01)
Diluted	$0.07	$(0.01)

Weighted average common shares outstanding (in thousands):
Basic	120,920	122,426
Diluted	152,444	122,426

Our revenue in the first quarter of Fiscal 2011 was $58.7 million, up 18% from revenue of $49.7 million in the first quarter of Fiscal 2010. The revenue increase in the first quarter of Fiscal 2011, as compared to the same period of the previous year, is the result of increased sales volume from our Communication Products group.  Continuing from the fourth quarter of Fiscal 2010, we have seen strong demand for our line circuit and timing products within our Communication Products group.   The revenue growth in these products was partially offset by lower sales from our Medical Products group, where general market softness has continued to negatively impact sales of our medical telemetry products in comparison to the same period of Fiscal 2010.  However, we did see an increase in order activity for our medical telemetry products during the first quarter of Fiscal 2011, and expect sales of these products to recover through the remainder of Fiscal 2011.  Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products. We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will gradually decline.

We use opening 90-day backlog as one indicator of future revenue. We view 90-day backlog as orders received from customers, which have been requested to be delivered within 90 days. At the beginning of the second quarter of Fiscal 2011 our 90-day backlog was $64 million, up from $58 million at the opening of the first quarter of Fiscal 2011.  The increase in our opening 90-day backlog has been driven primarily by increased order activity in our line circuit and timing products within our Communication Products group.  Our customers have continued to request increasingly short order lead times in comparison to past periods, and we will not be able to complete all orders by the original customer request date.  Also, we continue to face difficulties in obtaining wafer supply for some of our products.  This is the result of product capacity constraints continuing into the second quarter of Fiscal 2011, stemming from our key suppliers operating at high utilization rates.  This supply constraint is most evident in our Communication Products group, where the supply of wafers, in addition to the short order lead times requested, continues to limit our ability to meet customer order requests for these products within the time period requested.  We continue to work with our suppliers in increasing the level of wafer supply available to us.  In addition, we are also constrained by the IC probe and finished goods testing capacity available from our third party providers.  Due to these capacity constraint factors, we anticipate revenues in the second quarter of Fiscal 2011 to be less than our opening backlog of $64 million.

In the first quarter of Fiscal 2011, we recorded net income of $10.3 million, or $0.08 per basic share.  This compares to a net loss of $0.5 million, or $0.01 per share, in the first quarter of Fiscal 2010.  Net income in the first quarter of Fiscal 2011 is mainly the result of $5.5 million operating income, combined with $5.9 million income from discontinued operations, and $1.0 million net interest expense.  Included in operating income was a $1.9 million loss on the final settlement of our defined benefit pension plan in Sweden.  The loss in the first quarter of Fiscal 2010 was driven primarily by foreign exchange losses of $3.9 million and contract impairment of $0.8 million.  Foreign exchange losses in the first quarter of Fiscal 2010 were mainly the result of the weakening U.S. dollar on our convertible debentures.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows (in thousands):

	Three Months Ended
	June 25, 2010	% of Total	June 26, 2009	% of Total
Revenue:
Asia/Pacific	$35,440	61%	$27,078	54%
Europe	13,715	23	13,033	26
United States	9,004	15	8,881	18
Canada	34	-	379	1
Other Regions	471	1	284	1
Total	$58,664	100%	$49,655	100%

Asia/Pacific

Asia/Pacific revenue in the first quarter of Fiscal 2011 was $35.4 million, up 31% compared with revenue in the same period of Fiscal 2010. The increase was driven primarily by higher Communication Products revenue, partially offset by decreased revenue from Medical Products and Custom and Other, with each contributing 33%, (1%), and (1%) to the change, respectively.  The increase in revenue in this area, particularly China, is mainly due to increased demand for line circuit products within our Communication Products group.

Europe

European revenue increased by 5% in the first quarter of Fiscal 2011 as compared to the same period of Fiscal 2010.  The increase was driven primarily by higher Communication Products revenue, offset by decreased revenue from Medical Products, with each contributing 12% and (7%) to the change, respectively.

United States

Revenue from customers in the United States increased by 1% to $9.0 million during the first quarter of Fiscal 2011 as compared to the first quarter of Fiscal 2010.  The slight increase was due to higher Communication Products revenue, offset by decreased revenue from Medical Products and Custom and Other, with each contributing 13%, (11%), and (1%) to the change, respectively.

Canada

Canadian revenue in the first quarter of Fiscal 2011 decreased by $0.3 million as compared to the same period in Fiscal 2010, primarily due to lower Medical Products revenue.

Other Regions

For the three months ended June 25, 2010, revenue from customers in other regions increased to $0.5 million as compared to $0.3 million for the same period last year, due mainly to higher Communication Products revenue.

REVENUE BY PRODUCT GROUP

	Three Months Ended
(in thousands)	June 25, 2010	% of Total	June 26, 2009	% of Total

Revenue:
Communication Products	$44,645	76%	$32,648	66%
Medical Products	6,580	11	8,984	18
Custom and Other	7,439	13	8,023	16
Total	$58,664	100%	$49,655	100%

Communication Products

Communication Products revenue increased by $12.0 million or 37% in the first quarter of Fiscal 2011 when compared to the same period in Fiscal 2010.  The increase is due to higher sales of timing and synchronization products, line circuit products, and telecom networking products, each contributing 17%, 16%, and 4% to the increase, respectively.  We have seen continued growth in demand for our timing products, with an increasing number of customers designing our timing products into global wireless network upgrade projects.  Fiber network deployments taking place in developing countries have contributed to the increased demand for our line circuit products.

Medical Products

Our Medical Products revenue decreased by 27% in the first quarter of Fiscal 2011 compared to the same period in Fiscal 2010.  The decrease is due to lower product shipments of our medical telemetry products and legacy audiologic medical devices, each contributing (14%) and (13%) to the percentage change in revenue, respectively.  The decrease in sales of medical telemetry products was due mainly to continued general market softness by end-customers, as hospitals slowed spending for heart rhythm devices, as well as a longer than anticipated process for FDA qualification approvals for a customer specific product.  We expect sales of these products to recover towards the latter half of Fiscal 2011.

Custom and Other

Custom and Other revenue in the first three months of Fiscal 2011 was down 7% compared to the same period in Fiscal 2010.  The decrease is mainly due to lower product shipments of communication application specific integrated circuits (“ASIC”) products. As major customers of these products have made last time buy orders during the past twelve months and these orders are nearing completion, we expect the decline in Custom and Other revenue to continue in the second quarter of Fiscal 2011, and beyond.

GROSS MARGIN

	Three Months Ended
(in thousands)	June 25, 2010	June 26, 2009

Gross Margin	$29,849	$24,719

As a percentage of revenue	51%	50%

Gross margin in the three month period ended June 25, 2010, was 51%, an increase of 1 percentage point as compared to the same period in Fiscal 2010.  We expect our gross margin as a percentage of revenue to continue to increase through the remainder of Fiscal 2011.  Our margins may fluctuate from period to period as a result of the changes in sales volume from our different products, which we refer to as a change in product mix. The improved gross margin in the first quarter of Fiscal 2011 compared to the same period in Fiscal 2010 is mainly a result of a change in product mix, as well as lower supply chain harmonization costs.  During the first quarter of Fiscal 2011, we incurred $0.3 million of supply chain harmonization costs that were included in costs of goods sold.  Supply chain harmonization costs include costs incurred in transferring production among our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.  We do not expect these costs to extend significantly past the first quarter of Fiscal 2011.  In comparison, during the first quarter of Fiscal 2010, we incurred $1.1 million of supply chain harmonization costs which were included in costs of goods sold.

OPERATING EXPENSES

Research and Development

	Three Months Ended
(in thousands)	June 25, 2010	June 26, 2009

R&D expenses – gross	$11,040	$10,066
Less: NRE’s and government assistance	(475)	(1,839)
R&D expenses	$10,565	$8,227

As a percentage of revenue	18%	17%

Net R&D expenses increased by 28%, or $2.3 million, in the first quarter of Fiscal 2011 compared to the same period in Fiscal 2010.  The increase is due partially to lower reimbursements of non-recurring engineering (“NRE’s”) in the first quarter of Fiscal 2011 as compared to the same period of the previous year.  During the first quarter Fiscal 2010, NRE’s included reimbursements related to the TPC agreement of $0.7 million.  These were the final reimbursements under the TPC agreement, thus there were none in Fiscal 2011.  Additionally, the weaker U.S. dollar in comparison to most other currencies in the first quarter of Fiscal 2011 compared to the first quarter of Fiscal 2010, resulted in increasing our R&D costs in locations outside the U.S., primarily in Canada and Sweden, when converted to U.S. dollars.  Finally, included in R&D expenses during the first quarter of Fiscal 2011 were incremental employee compensation charges.

For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE’s are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Our R&D activities focused on the following areas:

•	Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks;

•	Line circuit products for enterprise and residential equipment that enables carrier-class voice services over cable and broadband networks.

Selling and Administrative

	Three Months Ended
(in thousands)	June 25, 2010	June 26, 2009

S&A Expenses	$10,133	$9,613

As a percentage of revenue	17%	19%

S&A expenses were $10.1 million in the first quarter of Fiscal 2011, up $0.5 million or 5% from the comparable period last year. Many of our S&A expenses are incurred in currencies other than the U.S. dollar, particularly the Canadian dollar, British pound, Swedish krona, and the euro.  Therefore the weakness of the U.S. dollar in the average Canadian dollar and Swedish krona cross rates during the first quarter of Fiscal 2011 as compared to the same period of the previous year resulted in increased S&A costs.  Additionally, included in S&A expenses during the first quarter of Fiscal 2011 were incremental employee compensation charges.

Amortization of Intangible Assets

In the first quarter of Fiscal 2011, we recorded amortization on intangible assets of $1.7 million, in line with the $1.7 million recorded in the same period of Fiscal 2010.

Loss on Pension Settlement

During the first quarter of Fiscal 2011 we made a final settlement of our defined benefit plan in Sweden.  In accordance with guidance contained in the Retirement Benefits Topic of the FASB ASC, we recorded a $1.9 million loss on pension settlement in the first quarter of Fiscal 2011. We transferred the liability effective June 1, 2010 to Alecta Pensionsförsäkring.  The amount payable on transfer was $14.7 million (113.4 million Swedish krona) plus applicable taxes, which is reflected as pension settlement liability on our balance sheet at June 25, 2010.  We will pay the amounts out of restricted cash in the second quarter of Fiscal 2011.  After this payment, there is no further liability under this plan.

Contract Impairment

We did not record any contract impairment charges during the first quarter of Fiscal 2011, as compared to $0.8 million in the same period of Fiscal 2010. The costs incurred in Fiscal 2010 related to contract impairment on leased space at our Austin, Texas, U.S. facility, and were due to headcount reductions associated with our restructuring announced in the fourth quarter of Fiscal 2009.

Stock Compensation Expense

Stock compensation expense was recorded as follows (in thousands):

	Three Months Ended
	June 25, 2010	June 26, 2009

Selling and administrative	$253	$298
Research and development	69	47
Cost of revenue	18	18
	$340	$363

As at June 25, 2010, total unrecognized compensation cost related to non-vested awards was $2.3 million, and the weighted average period over which this expense is expected to be recognized is approximately two years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, forfeitures, the risk free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Interest Income

Interest income for the three months ended June 25, 2010 was $30,000, as compared to $45,000 in the three months ended June 26, 2009.

Interest Expense

Interest expense for the three months ended June 25, 2010 was $1.0 million, as compared to $0.9 million in the three months ended June 26, 2009.  The convertible debentures pay interest in Canadian dollars, thus the weaker U.S. dollar in the first quarter of Fiscal 2011 as compared to the same period in Fiscal 2010, resulted in higher interest expense when converted to U.S. dollars.

Amortization of Debt Issue Costs

We incurred $3.7 million in transaction costs relating to the issuance of our convertible debentures in the second quarter of Fiscal 2008. These costs have been capitalized, are included in other assets and are being amortized over five years, which is the term of the convertible debentures. Amortization costs for the three months ended June 25, 2010 were $160,000, in line with the $160,000 in the comparable period of Fiscal 2010.

Foreign Exchange Gain (Loss)

The foreign exchange gain in the first quarter of Fiscal 2011 was $0.5 million as compared to a loss of $3.9 million for the same period in Fiscal 2010. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end market rates.  As a result of this revaluation, we will incur non-cash foreign currency gains or losses.  The foreign exchange gain during the first quarter of Fiscal 2011 was primarily a result of the impact of the strengthening U.S. dollar during the quarter on our convertible debentures.  In the same period of Fiscal 2010, the opposite was true as the U.S. dollar weakened against the Canadian dollar and resulted in a loss for the period.  At June 25, 2010, taking into account only our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.4 million to our earnings in a given Fiscal period.

Income Tax Expense

Income tax expense of $0.5 million was recorded for the first quarter of Fiscal 2011, compared with income tax expense of $18,000 for the corresponding period in Fiscal 2010.  The expense in Fiscal 2011 relates primarily to the utilization of $1.2 million of deferred tax assets previously recognized in our foreign operations.  This was partially offset by a $0.7 million benefit realized for current year losses utilized to offset the gain on sale of our Optical Assets, included in discontinued operations.

We recorded a $1.5 million tax expense relating to the gain on sale of our Optical Assets recorded in discontinued operations during the first quarter of Fiscal 2011. We recorded a $0.7 million current tax benefit in continuing operations, as discussed above, relating to losses in Sweden which have been used to offset the gain in discontinued operations.  Based on our current forecast, we expect to record the additional $0.8 million in tax benefits during the remainder of Fiscal 2011. This benefit has been recorded as a deferred tax liability and will be recognized as these losses are incurred throughout the remainder of Fiscal 2011.

The income tax expense of $18,000 in the first quarter of Fiscal 2010 was in relation to uncertain tax positions (“UTPs”) and current taxes in foreign jurisdictions.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets may be utilized, we have established a valuation allowance as of June 25, 2010, of $237.8 million (March 26, 2010 – $238.8 million). The change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between our local tax reporting currencies and functional currency.

We continue to pursue the closure of outstanding corporate tax audit issues with various governments. The settlement of any related Uncertain Tax Positions (“UTPs”) during the Fiscal Year will result in either a tax payment to the taxing authority or a derecognition of the UTP. Based, on information currently available to us, we expect that the unrecognized tax benefits will decrease by approximately $0.2 million in the next twelve months due to the closing of audits for open tax years.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

DISCONTINUED OPERATIONS

On May 14, 2010, we completed the sale of substantially all of the assets and business comprising the Optical Products group (the "Optical Assets") to Tyco Electronics Corporation, for $15.0 million.  The sale resulted in a gain of $6.5 million, net of tax, during the first quarter of Fiscal 2011.

The carrying amounts at closing of the Optical Assets included in the sale were (in thousands):

May 14, 2010

Inventory	$2,975
Fixed assets	2,102
Intangible assets	345
Other	94
$5,516

The following table shows the results of the Optical Assets which are included as discontinued operations (in thousands):

	Three Months Ended
	June 25, 2010	June 26, 2009

Revenue	$726	$3,953

Operating income (loss) from discontinued operations	(650)	66
Gain on disposal, net of tax of $1,463	$6,518	-
Income from discontinued operations	$5,868	$66

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at June 25, 2010 was cash and cash equivalents totaling $98.9 million (March 26, 2010 - $74.4 million).  We believe that our existing cash and cash equivalents, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, common share repurchases, preferred share dividend payments and repurchases, and other cash outflows for the foreseeable future.

In regards to the settlement of our defined benefit pension plan in Sweden, we will pay the amounts out of restricted cash in the second quarter of Fiscal 2011.

Operating Activities

Cash provided by operating activities during the three months ended June 25, 2010, was $13.9 million, as compared to $3.0 million generated in the same period of Fiscal 2010.

Cash generated by operations before changes in working capital was $11.8 million for the three months ended June 25, 2010, as compared to cash generated of $7.4 million in the first three months of Fiscal 2010.  Our cash flows from operations increased in the first quarter of Fiscal 2011 mainly due to increased revenues and gross margin as compared to the first quarter of Fiscal 2010. Included in net income in the first quarter of Fiscal 2011 were non-cash charges which are adjusted to arrive at operating cash flows and included a loss on pension settlement of $1.9 million, amortization of $1.9 million, and depreciation of $0.8 million.  Adjustments for non-cash income items included foreign currency gain on convertible debentures of $0.6 million, and gain on sale of business of $6.5 million.  During the three months ended June 25, 2010, our non-cash working capital decreased by $2.1 million, thereby increasing cash.  Our non-cash working capital changed mainly due to the following:

•	A decrease in accounts and other receivables of $7.2 million, related primarily to timing of shipments and receipts during the period.

Partially offset by:

•	A decrease in payables and other accrued liabilities of $4.0 million, related primarily to the payment of employee-related payables; and

•	An increase in inventories of $1.0 million, due mainly to the timing of shipments within the period.

In comparison, our non-cash working capital increased by $4.4 million during the first three months of Fiscal 2010, thereby reducing cash, primarily as a result of the following:

•	An increase in accounts and other receivables of $1.6 million, related primarily to timing of shipments and payments during the period;

•	An increase in inventories of $1.6 million, driven primarily by the purchase of inventory relating to last time buys from certain of our vendors; and

•	A decrease in payables and other accrued liabilities of $1.1 million, driven mainly by the payment of liabilities under the provisions for exit activities.

Investing Activities

Cash provided by investing activities during the three months ended June 25, 2010 was $12.6 million, which included the following:

•	Proceeds from the sale of the Optical Products business, net of transaction and other costs, of $13.5 million.

Partially offset by:

•	Expenditures for fixed assets of $0.9 million.

Cash used in investing activities during the three months ended June 26, 2009 was $0.6 million, resulting from cash outlays for fixed assets during the quarter.

Financing Activities

Cash used in financing activities during the three months ended June 25, 2010, was $1.2 million.  The use in cash was from the following:

•	Repurchase of preferred shares of $0.8 million; and

•	Payment of dividends on preferred shares of $0.5 million.

Partially offset by:

•	Cash received on employee exercise of stock options of $0.1 million.

Cash used in financing activities during the comparable three months of Fiscal 2010, was $0.7 million.  The use in cash was from the following:

•	Payment of dividends on preferred shares of $0.5 million; and

•	Repurchase of preferred shares of $0.2 million.

There were no common share repurchases in the first quarter of Fiscal 2011 under our current common share buy-back program.  In the first quarter of Fiscal 2010 there were no common share repurchases under the Fiscal 2010 share buy-back program.

Any purchases made under the current share buy-back program will be made at the prevailing market price through the facilities of the TSX. The current share buy-back program allows us to purchase up to 11,874,330 common shares, or about 10% of the public float as of May 31, 2010. The bid does not commit us to make any share repurchases.  We may repurchase such common shares using available cash during a 12-month period from June 7, 2010 to June 6, 2011. The timing and exact number of common shares purchased under the bid will be at our discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased under the bid will be cancelled.

The conditions attaching to our preferred shares entitle their holders to receive a quarterly dividend of $0.48 (Cdn $0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $1.4 million in dividends in the remainder of Fiscal 2011. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $24.11 (Cdn $25.00) per share plus costs of purchase. During the first quarter of Fiscal 2011, we repurchased 32,200 preferred shares for $0.8 million. In addition, if the market price of the shares remains below $24.11 (Cdn $25.00), we expect to make reasonable efforts to repurchase an additional 67,200 of preferred shares in the remainder of Fiscal 2011.

In addition to our cash and cash equivalents, we have credit facilities of $1.5 million (Cdn $1.5 million) available for letters of credit. As at June 25, 2010, we had used $0.5 million of our credit facilities, accordingly, we had $1.0 million of unused facilities available for letters of credit.  The outstanding letters of credit related to our SERP.

As at June 25, 2010, we have pledged $14.7 million (114.0 million Swedish krona) as security toward the settlement of our Swedish pension liability. This amount has been presented as restricted cash and cash equivalents.  See Note 16 of these financial statements for discussion of the settlement of the Swedish pension liability during the first quarter of Fiscal 2011.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business.  We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

On a limited basis, we have indemnified customers against combinations of loss, expense, or liability, arising from various triggering events related to the sale and use of our products.  We have not accrued any liabilities related to such indemnification obligations in the consolidated financial statements.  Additionally, we carry insurance to help mitigate against the financial impact of such claims or obligations.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. There have been no changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the Fiscal Year ended March 26, 2010.

CONTRACTUAL OBLIGATIONS

Due to the settlement of the Swedish pension plan during the first quarter of Fiscal 2011, there has been a significant decrease to the benefit payments under defined benefit pension plans included in Item 5F – Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Commitments of our Annual Report on Form 20-F for the Fiscal Year ended March 26, 2010.  The amount of benefit payments under defined benefit pension plans is now $0.1 million annually, for the next five Fiscal Years.  There were no other significant changes to the Company’s contractual obligations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2010, the FASB issued ASU, 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU will be effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

SUBSEQUENT EVENT

On July 28, 2010, we completed the sale of certain land and buildings in our U.K. facilities, for $0.7 million.  These assets were classified as current assets held for sale at June 25, 2010.  The proceeds received on sale approximate the book value of these assets on our balance sheet at June 25, 2010.

CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) during the three months ended June 25, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

COMMON SHARES OUTSTANDING

As at July 28, 2010, there were 121,730,487 Common Shares of Zarlink Semiconductor Inc., no par value, issued, and 121,030,487 outstanding.